

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Stephen G. Schmitz
Chief Executive Officer
American Residential Properties, Inc.
7047 East Greenway Parkway, Suite 350
Scottsdale, AZ 85254

Re: **American Residential Properties, Inc.**
        Amendment No. 1 to Confidential Draft Registration Statement on
        Form S-11
        Submitted February 14, 2013
        File No. 377-00089

Dear Mr. Schmitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have considered your response to comment 3. We continue to view your offering as a "blind pool" offering and believe that information about the performance of the Phoenix Fund's portfolio is necessary to evaluate the promoter's track record.

2.   We note your responses to prior comments 9 and 14 and will continue to monitor future amendments for updated disclosure.

Prospectus Summary

Our Property Management Process, page 10

3.	Please discuss the number of employees you have who perform property management functions, and where these employees are located geographically.

Financial Statements

4.	Please provide historical financial information under Rule 3-14 of Regulation S-X for the acquisitions of portfolios 25 and 26.

5.	Please provide updated financial statements in your next amendment.

Investment in Real Estate, page F-7

6.	We continue to consider your response to comment 19 from our letter dated February 6, 2013 and may have further comments.

Part II. Item 33.

7.	We note the recent private placement and your reliance on Rule 506. Please revise to briefly describe the purchaser(s) and the manner of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Daniel M. LeBey
Hunton & Williams LLP